

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Robert Heckes, Chief Executive Officer
PhotoAmigo, Inc.
924 Olive Street
Santa Barbara, CA 93101

> **Re: PhotoAmigo, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 12, 2010**
> **File No. 333-164633**

Dear Mr. Heckes:

We have reviewed your amended filing and response letter and have the following comments. Please note that references to prior comments refer to our comment letter dated June 10, 2010.

Executive Compensation, page 17

General

1.   Please update your executive compensation disclosure to provide information for PhotoAmigo's recently-completed fiscal year ended July 31, 2010. For guidance, refer to "Interpretive Responses Regarding Particular Situations" Item 217.11 of our Compliance and Disclosure Interpretations on Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Related Party and Other Material Transactions, page 21

2.   As requested in prior comment 6, with respect to the company's indebtedness to its sole executive officer and director, please indicate the amount outstanding as of the latest practicable date. We note in this regard that the most recent date for which you disclose the amount of this outstanding indebtedness is April 30, 2010. See Item 404(a)(5) and (d) of Regulation S-K.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3462 with any other questions.   You may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735 if you thereafter require assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile at (303) 770-7257
        Gary A. Agron, Esq.